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                               October 20, 2022

       Jeffrey MacLeod
       Chief Executive Officer and Director
       KWESST Micro Systems Inc.
       155 Terence Matthews Crescent, Unit #1
       Ottawa, Ontario, K2M 2A8

                                                        Re: KWESST Micro
Systems Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 5,
2022
                                                            File No. 333-266897

       Dear Jeffrey MacLeod:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Dilution, page 97

   1. Please revise to state the historical net tangible book value as of June 30, 2022.
       General

   2. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to
why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2
thereto.
 Jeffrey MacLeod
FirstName  LastNameJeffrey
KWESST Micro     Systems Inc.MacLeod
Comapany
October  20,NameKWESST
             2022          Micro Systems Inc.
October
Page  2 20, 2022 Page 2
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Richard Raymer